Exhibit 99.3

                             SECOND AMENDMENT TO THE
                   GENERAL INSTRUMENT CORPORATION SAVINGS PLAN

     The General Instrument Corporation Savings Plan, as amended and restated effective January 1, 1998 (the "Plan"), and as subsequently amended, is hereby amended as follows effective November 1, 1999:


                                       I.

     Article I is hereby amended to add a new Section 1.4 to read as follows:

               1.4 Withdrawal of Next Level Communications and affiliates from the Plan and Transfer of Assets and Liabilities to the Next Level Communications, Inc. Savings Plan. Effective November 1, 1999, Next Level Communications, Next Level Communications L.P. and Next Level Communications, Inc. (individually and collectively "Next Level") shall withdraw from the Savings Plan and Next Level shall cease to be an Employer hereunder. No employee of Next Level will be considered an Eligible Employee hereunder on or after November 1, 1999 and no Employer Contributions shall be made on behalf of any Next Level employee with respect to Compensation paid on or after November 1, 1999.

               On or about November 10, 1999, Next Level Communications, Inc. is expected to offer its stock for purchase in an initial public offering (the "IPO"). As a result of the IPO, Next Level is expected to no longer qualify as a Related Company (other than for purposes of Section 5.1). Notwithstanding the IPO, a Participant's period of service with Next Level after the IPO and prior to the transfer of assets and liabilities to the Next Level Communications, Inc. Savings Plan (as provided below) shall continue to be taken into account under the Plan for purposes of determining such Participants' Vesting Service hereunder. In addition, a Participant who is an employee of Next Level shall not be considered to have had a Termination of Employment due to the IPO for any purpose under this Plan (including for purposes of eligibility for loans and distributions) while such Participant is an employee of Next Level.

               The Account balances of each Transferred Next Level Participant (as defined below) shall be transferred to the Next Level Communications, Inc. Savings Plan (the "Next Level Plan") as soon as reasonably practicable after the IPO but not prior to January 1, 2000, subject to the receipt of a favorable determination by the Internal Revenue Service that the Plan is qualified under Sections 401(a) and 401(k) of the Code and that such transfer does not cause a loss of qualification of the Plan or the Next Level Plan. For purposes of this
          Section 1.4, a "Transferred Next Level Participant" means each Participant who immediately prior to No-


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          vember 1, 1999 was (a) an active employee of Next Level or (b) a former Employee who was employed by Next Level at the time of his Termination of Employment.

               For purposes of applying the nondiscrimination tests in Sections 4.1(c)(2), 4.2(c) and 4.3 for the Plan Year ending December 31, 1999, the Plan shall disregard the Transferred Next Level Participants as Active Participants for the Plan Year ending December 31, 1999. Contributions made on behalf of the Transferred Next Level Participants during such Plan Year shall be subject to the nondiscrimination requirements set forth in the Next Level Communications Saving Plan as if such contributions had been contributed under that plan.


                                       II.

     Except as set forth herein, the Plan shall remain in full force and effect.



     Executed this 29th day of October, 1999.



                                  GENERAL INSTRUMENT CORPORATION




                                  By: /s/ Scott A. Crum
                                      ---------------------------------
                                      Senior Vice President, Administration and
                                      Employee Resources


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